SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-49763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Hampton Partners, L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Lafayette Road
(No. and Street)

North Hampton (City) NH (State) 03862-2403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle R. Matthews (603) 964-2300, 28
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Lamont & McNamee, P.A.
(Name — if individual, state last, first, middle name)

Two International Drive Suite 301 (Address) Portsmouth (City) NH (State) 03801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Roger L. Hamel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Hampton Partners, L.P., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Roger L Hamel
Signature

Principal, Cummings, Lamont & McNamee, P.A.
Title

Michael J Asselin
Notary Public

MICHAEL J. ASSELIN, Notary Public
My Commission Expires April 28, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~. on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH HAMPTON PARTNERS, L.P.

AUDITS OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

NORTH HAMPTON PARTNERS, L.P.

AUDITS OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

January 10, 2002

**CUMMINGS
LAMONT
& McNAMEE, P.A.**

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street
Suite 101
Sanford, Maine 04073-3575
TEL 207 324-7041 / 207 985-4487
FAX 207 490-5049

Two International Drive, Suite 301
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, CVA
Alice W. Ferran, MBA, CPA
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Roger L. Hamel, CPA

Member:
American Institute of CPAs
Polaris International

Licensed in Maine and
New Hampshire

Independent Auditors' Report

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

We have audited the accompanying statements of financial condition of North Hampton Partners, L.P. as of December 31, 2001 and 2000 and the related statements of operations, changes in partners' capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Hampton Partners, L.P. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont - McNamee, P.A.
Certified Public Accountants
Portsmouth, New Hampshire

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2001	2000
ASSETS		
Cash	$ 530	$ 452
Deposit with clearing organization	12,799,997	7,763,328
Marketable trading securities at market value	2,525,915	-
Furniture, equipment and leasehold improvements, net	132,891	132,845
Organization and start-up costs, net	-	14,115
Prepaid expenses	3,872	-
Exchange memberships	17,133	15,929
Security deposits	7,767	7,767
TOTAL ASSETS	$ 15,488,105	$ 7,934,436
LIABILITIES AND PARTNERS' CAPITAL		
Securities owned and sold, but not yet purchased	$ 8,978,670	$ -
Accrued liabilities	-	4,345
Due to North Hampton Partners Corporation	17,690	536,115
Total Liabilities	8,996,360	540,460
Partners' capital	6,491,745	7,393,976
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 15,488,105	$ 7,934,436

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,

	2001	2000
REVENUES		
Net investment gains	$ 2,575,113	$ 14,764,106
Interest and related income	555,138	1,042,668
Total Revenues	3,130,251	15,806,774
OPERATING EXPENSES		
Employee compensation and benefits	3,759,089	11,588,900
Communications	355,983	288,464
Rent expense	105,608	65,000
Utilities	820	4,124
Insurance	14,543	7,574
Other operating expenses	84,338	149,471
Management and incentive fees	31,303	1,094,078
Depreciation and amortization	49,696	58,901
Professional fees	31,641	21,760
Investment interest	233,563	47,965
Total Operating Expenses	4,666,584	13,326,237
OTHER EXPENSE		
Loss on abandonment of leasehold improvements	-	15,878
Total Expenses	4,666,584	13,342,115
NET (LOSS) INCOME	$ (1,536,333)	$ 2,464,659

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31,

	2001	2000
PARTNERS' CAPITAL, BEGINNING OF YEAR	$ 7,393,976	$ 6,280,213
Additional contributions from existing partners	1,098,761	-
Contribution by new partner	2,000,000	-
Net (loss) income	(1,536,333)	2,464,659
Distribution of prior year income	(2,464,659)	(1,350,896)
PARTNERS' CAPITAL, END OF YEAR	$ 6,491,745	$ 7,393,976

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (1,536,333)	$ 2,464,659
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:		
Depreciation and amortization	49,696	58,901
Loss on abandonment of leasehold improvements	-	15,878
Change in operating assets and liabilities:		
Deposit with clearing organization	(5,036,669)	(1,462,041)
Marketable trading securities	(2,525,915)	-
Prepaid expenses	(3,872)	-
Exchange memberships	(1,204)	(4,649)
Security deposits	-	(5,267)
Securities owned and sold, but not yet purchased	8,978,670	-
Due to North Hampton Partners Corporation	(518,425)	352,312
Accrued liabilities	(4,345)	(2,112)
Net Cash (Used) Provided By Operating Activities	(598,397)	1,417,681
CASH FLOWS FROM INVESTING ACTIVITIES:		
Distribution of prior year income	(2,464,659)	(1,350,896)
Payments for the purchase of property	(35,627)	(66,758)
Net Cash Used By Investing Activities	(2,500,286)	(1,417,654)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' capital contributions	3,098,761	-
Net Cash Provided By Financing Activities	3,098,761	-
NET INCREASE IN CASH	78	27
CASH AT BEGINNING OF YEAR	452	425
CASH AT END OF YEAR	$ 530	$ 452
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 233,563	$ 47,965

See Notes to Financial Statements

Note 1 - Organization and Summary of Accounting Policies

North Hampton Partners, L.P. (the Partnership) was organized as a Delaware Limited Partnership on May 20, 1996 and shall continue until December 31, 2045, unless earlier dissolved or terminated. The Partnership was established to acquire, trade, lend and dispose of securities on its own account through a licensed broker/dealer. In 1997, the Partnership was granted a license as a broker/dealer by the NASD.

The Partnership's general partner, North Hampton Partners Corporation, directs the activities of the Partnership under the provisions of a management agreement between the entities. Except as provided under the Delaware Revised Uniform Limited Partnership Act, or by applicable law, no limited partner in his capacity as a limited partner, shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent of his capital contribution, and no limited partner shall be required to loan funds to the Partnership. Additionally, capital contributions may be required only with the consensus of all partners.

Cash and Cash Equivalents - The Partnership considers cash in the bank and all other highly liquid investments with an original maturity of less than three months to be cash for purposes of the statement of cash flows. There were no cash equivalents at either year-end.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions - Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the partnership are recorded on a trade date basis.

Marketable Trading Securities are Valued at Market Value. - The Partnership trades only in securities whose market values are readily determinable. There were no open positions at either year-end.

Commissions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment - Property and equipment is stated at cost. The Partnership's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed on accelerated methods over the estimated useful lives of the assets, ranging from 5 to 39 years, for financial statement purposes. Depreciation expense for 2001 and 2000 amounted to $35,581 and $40,073, respectively.

NORTH HAMPTON PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

Note 1 - Organization and Summary of Accounting Policies

North Hampton Partners, L.P. (the Partnership) was organized as a Delaware Limited Partnership on May 20, 1996 and shall continue until December 31, 2045, unless earlier dissolved or terminated. The Partnership was established to acquire, trade, lend and dispose of securities on its own account through a licensed broker/dealer. In 1997, the Partnership was granted a license as a broker/dealer by the NASD.

The Partnership's general partner, North Hampton Partners Corporation, directs the activities of the Partnership under the provisions of a management agreement between the entities. Except as provided under the Delaware Revised Uniform Limited Partnership Act, or by applicable law, no limited partner in his capacity as a limited partner, shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent of his capital contribution, and no limited partner shall be required to loan funds to the Partnership. Additionally, capital contributions may be required only with the consensus of all partners.

Cash and Cash Equivalents - The Partnership considers cash in the bank and all other highly liquid investments with an original maturity of less than three months to be cash for purposes of the statement of cash flows. There were no cash equivalents at either year-end.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions - Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the partnership are recorded on a trade date basis.

Marketable Trading Securities are Valued at Market Value. - The Partnership trades only in securities whose market values are readily determinable. The difference between the cost and market value of securities held at December 31, 2001 is included in income. There were no open positions at December 31, 2000.

Commissions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment - Property and equipment is stated at cost. The Partnership's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed on accelerated methods over the estimated useful lives of the assets, ranging from 5 to 39 years, for financial statement purposes. Depreciation expense for 2001 and 2000 amounted to $35,581 and $40,073, respectively.

NORTH HAMPTON PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

Note 1 - Organization and Summary of Accounting Policies (Continued)

Property and Equipment (continued)

Property and equipment at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Equipment	$ 199,598	$ 172,316
Furniture and fixtures	42,255	39,120
Leasehold improvements	56,010	50,800
	297,863	262,236
Less allowances for depreciation	(164,972)	(129,391)
	$ 132,891	$ 132,845

Organization and Start-up Costs -The Partnership has capitalized legal costs incurred to establish the Partnership and prepare the necessary Partnership agreements, as well as ordinary and necessary business expenses incurred prior to the start of operations in October 1996. Amortization is calculated over sixty months using the straight-line method. Amortization expense amounted to $14,115 and $18,828 for 2001 and 2000, respectively.

	2001	2000
Organization costs	$ 75,368	$ 75,368
Start-up costs	18,764	18,764
	94,132	94,132
Less accumulated amortization	(94,132)	(80,017)
Organization and start-up costs, net	$ -	$ 14,115

Income Taxes - The financial statements do not include a provision for income taxes because the Partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the partners' personal income tax returns and are taxed based on their personal tax rates.

Securities Owned and Sold But Not Yet Purchased - Marketable securities owned and sold but not yet purchased consist of trading securities valued at market. All marketable securities are invested in corporate stocks that are readily marketable.

Note 2 - Commitments

The Partnership entered into a non-cancelable three-year lease agreement for its principal operating facilities in North Hampton, New Hampshire on June 1, 2000. The lease requires monthly base payments of $2,567, plus additional payments for the allocation of building and common area charges. The prior lease agreement, which expired July 1, 2000, required monthly payments of $2,536 from January 1, 2000 to June 30, 2000. The Partnership also rents office space in Wellesley, Massachusetts under the terms of a three year non-cancelable agreement through August 31, 2002. The lease requires payments of $2,294 per month. The Partnership also rents office space in Beverly, Massachusetts under the terms of a two year agreement through December 31, 2002. The lease requires payments of $2,613 per month. Rent expense under these leases for 2001 and 2000 was $105,608 and $65,000, respectively.

Future minimum payments due under the terms of these leases are as follows:

Year ended December 31,	
2002	$ 80,512
2003	12,835
Total	$ 93,347

Note 3 - Management and Incentive Fees

The Partnership's general partner, North Hampton Partners Corporation (the Corporation), manages the Partnership's affairs and trading activities, under the terms of a management agreement. Under this agreement, the Corporation is paid a general management fee of 1% of the Partnership's net trading activities, including net investment interest income and expense. The management fee amounted to $31,303 and $157,508 for 2001 and 2000, respectively. The agreement also provides for an incentive fee if the profits from trading activities exceed a 25% return on investment (ROI) on the partners' capital at the beginning of the year. The fee equals 75% of the excess ROI up to an additional 16% ROI, and 25% of the excess over this amount. The incentive fee for 2001 and 2000 amounted to $0 and $936,570, respectively. The Partnership is also responsible for all costs directly associated with its trading activities and general and administrative expenses. Such costs are deducted from the net investment gains and related investment income and expense in arriving at the return on investment.

Note 4 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Partnership maintain a minimum net capital equal to the greater of $100,000 or 12.5% of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Partnership had net capital, as defined, of $4,941,094 and $7,223,320, respectively, that exceeded its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .004 to 1 and .08 to 1 at December 31, 2001 and 2000, respectively.

Note 5 - Capital Withdrawals and Investments

The Partnership agreement provides that partners may withdraw from the Partnership upon timely written notification and that new partners may be admitted upon the agreement of the existing partners. On July 1, 2001, the partners admitted a new partner whose contribution was $2 million. Also, during 2001 the existing partners invested an aggregate amount of $1,098,761 from their 2000 distributions. The Partnership has also accepted the withdrawal of two partners whose capital accounts were approximately $1.7 million as of January 1, 2002, and will accept an additional $1.8 million from an existing partner as of that date.

Note 6 - Required Distributions

The Partnership agreement provides for annual distributions of all "distributable cash" as defined. As of December 31, 2001 and 2000, the amount that was available for distribution amounted to $0 and $2,464,659, respectively. The Partnership distributed the 2000 amount to the partners on March 31, 2001.

Note 7 - Retirement Plan

The Partnership and its General Partner adopted a 401(k) Retirement Savings Plan (the "Plan") effective January 1, 1998, covering all employees who meet defined eligibility requirements. Employee contributions to the Plan are made at predetermined rates elected by the employees. Additionally, the employer may elect to match a portion of the employee contributions and may also make a discretionary contribution to the Plan. The Partnership's matching and discretionary contributions in 2001 and 2000 amounted to $ 170,557 and $84,868, respectively.

Note 8 - Financial Instruments With Off-Balance Sheet Risk

The Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. These obligations are recorded at market values of the related securities. The Partnership will incur a loss if the market value of these securities increases subsequent to year-end. As of December 31, 2001 and 2000, such sold securities amounted to $8,978,670 and $0, respectively.

Note 9 - Trader Contracts

The Company has agreements with all of its traders which define the additional compensation to be received as a result of their trading activities. Accordingly, the individual traders share in the net gains from their trading activities. Under these agreements the traders' profit sharing percentages range from 30-50% of their bimonthly profits. However, any trading losses incurred are carried forward and are offset against future trading gains. As a result of net trading losses for November and December of 2001, the traders have net trading losses of approximately $5 million to carryforward to reduce future trading gains. These losses will reduce trader profit sharing by approximately $1.75 million in 2002, provided the traders are profitable. No benefit has been recorded for these carryforward losses because their recovery is dependent upon the success of future trading activities.

NORTH HAMPTON PARTNERS, L.P.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL		
Total partners' equity		$6,491,745
Deduct partners' equity not allowable for net capital		-
Total partners' equity qualified for net capital		6,491,745
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits--		-
Total capital and allowable subordinated liabilities		6,491,745
Deductions and/or charges		
A. Non-allowable assets		
Securities not readily marketable	$ -	
Exchange memberships	17,133	
Furniture, equipment, and leasehold improvements	132,891	
Receivable from affiliate	-	
Other assets	11,639	
	161,663	
1. Additional charges for customers' and non-customers' security deposits	-	
2. Additional charges for customers' and non-customers'commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items – 0	-	
C. Aged short security differences		
1. Number of items – 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities--proprietary capital charges	-	
F. Other deductions and/or charges	-	161,663
Net capital before haircuts		6,330,082
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian government obligations	-	
3. State and municipal government obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	1,388,988	
D. Undue concentrations	-	
E. Other	-	1,388,988
Net capital		$ 4,941,094

NORTH HAMPTON PARTNERS, L.P.

Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Short-term bank loans (secured by customers' securities)	$	-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Payable to customers		-
Other accounts payable and accrued expenses		17,690
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited		-
Other unrecorded amounts		-
		17,690
Less adjustment based on special reverse bank accounts		-
Total aggregate indebtedness	$	17,690
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
Company	$	100,000
Broker-dealer subsidiary		n/a
Total	$	100,000
Excess net capital	$	4,841,094
Excess net capital at 1000%	$	4,939,325
Ratio: Aggregate indebtedness to net capital		.004 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2001)

There are no differences between the Company's computation and the net capital above.

NORTH HAMPTON PARTNERS, L.P.

Schedule II
Statement of Exemption from Rule 15c3-3
As of December 31, 2001

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

January 10, 2002

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street
Suite 101
Sanford, Maine 04073-3575
TEL 207 324-7041 / 207 985-4487
FAX 207 490-5049

Two International Drive, Suite 301
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, CVA
Alice W. Ferran, MBA, CPA
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Roger L. Hamel, CPA

Member:
American Institute of CPAs
Polaris International

Licensed in Maine and
New Hampshire

To the Partners
North Hampton Partners, L.P.

In planning and performing our audits of the financial statements and supplemental schedules of North Hampton Partners, L.P. (the Partnership) for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cummings, Lamont & McNamee, P.A.
Certified Public Accountants
Portsmouth, New Hampshire